Exhibit 2

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33.300.262539

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (the “Company”) calls its Shareholders to attend the Extraordinary General Shareholders’ Meeting, to be held on February 27, 2012, at 12:00 p.m., at the Company’s headquarters, located at Rua Humberto de Campos, No. 425, 8th floor, Leblon, in the City and State of Rio de Janeiro, to decide on the following Agenda:

1) approve the Company’s balance sheet as of June 30, 2011, together with the Independent Auditors’ Report;

2) ratify the appointment and hiring of Apsis Consultoria Empresarial Ltda., with headquarters at Rua São José, 90 - group 1,802, in the City and State of Rio de Janeiro, registered with the Corporate Taxpayers’ Registry (CNPJ) under No. 27.281.922/0001-70 (“Apsis”), as the as the company responsible for producing (i) the valuation report, at book value, of the net equity of the Company to be merged into BRT (“Equity Report”); and (ii) the valuation report of net assets of the Company and BRT, at market prices, in compliance with the provisions of art. 264 of Law No. 6,404/76 (“Valuation Report of Net Equity at Market Prices”);

3) examine, discuss and decide on the Equity Report and the Valuation Report of Net Equity at Market Prices, both produced by Apsis.

4) examine, discuss and decide on the Protocol and Justification of the Merger of Tele Norte Leste Participações S.A. into Brasil Telecom S.A., and its first amendment, as well as all of its attachments, which establishes the terms and conditions of the Merger of the Company into Brasil Telecom S.A., together with the relevant documents;

5) decide on the proposal for the Merger of the Company into Brasil Telecom S.A., pursuant to articles 224 and 225 of Law No. 6,404/76, and the consequent dissolution of the Company (the “Merger”);

6) authorize the managers to perform all necessary acts to effect the Merger.

GENERAL INSTRUCTIONS:

1. Documents relating to the Agenda, including the economic and financial analysis, developed to comply with article 41 of the Company’s Bylaws, in order to confirm that all of the companies involved in the corporate reorganization are being given equitable treatment, are available to the Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri), and on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2. Shareholders wishing to be represented by an attorney-in-fact must forward their respective proxies, conferring special powers, and, in the case of legal entities, a copy of the corporate acts and/or documents corroborating such proxy, in a sealed envelope, to the Company’s Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., until February 17, 2012. This measure is intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated as of February 23, 2012.

Rio de Janeiro, January 25, 2012.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors